

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 9, 2018

Jay C. Horgen
Chief Financial Officer
Affiliated Managers Group, Inc.
777 South Flagler Drive
West Palm Beach, FL 33401

     Re: Affiliated Managers Group, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2016
              Filed February 24, 2017
              File No. 001-13459

Dear Mr. Horgen:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   /s/ Hugh West

                                   Hugh West
                                   Accounting Branch Chief
                                   Office of Financial Services